Exhibit 99.2

51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Empower Clinics Inc. (the “Company”)
1030 West Georgia Street, Suite 918
Vancouver, BC V6E 2Y3

Item 2 Date of Material Change

April 30, 2019

Item 3 News Release

The news release dated May 1, 2019 was disseminated through Canada Newswire.

Item 4 Summary of Material Change

On May 1, 2019, the Company announced that it has completed the acquisition of Sun Valley Certification Clinics Holdings LLC ("Sun Valley") from Andrea Klein and Dustin Klein (together, the "Vendors") and a minority shareholder through its wholly owned subsidiary Empower Healthcare Assets Inc. ("Empower Health") for cash and share consideration having an aggregate value of US $3,835,000 effective as of April 30, 2019 (the "Transaction"). In connection with the Transaction, Empower also acquired 30% minority membership interest held by Green Global Properties Inc. in three partially owned subsidiaries of Sun Valley such that Empower now indirectly owns all of the membership interest in each of such subsidiaries.

In connection with the closing of the Transaction, Empower paid the Vendors US $775,000 cash of which US $150,000 is being held back to be released in two equal payments 6 months and 12 months from the date of closing, and issued the Vendors an aggregate of 22,058,823 common shares in the capital of the Company at a deemed price of US $0.136 (CAD $0.183) per share. 14,705,882 of the shares issued to the Vendors will be held in escrow by Odyssey Trust Company and will vest in quarterly installments over 36 months. The Company also paid US $12,318 and issued 350,602 common shares to a minority shareholder of one of the Sun Valley subsidiaries to acquire her minority interest. Each of the Vendors have entered into employment agreements with an affiliate of the Company, and Dustin Klein has been appointed as a director of the Company, effective as of closing of the Transaction. Empower Health issued Green Global a promissory note in the principal amount of US $125,000 which bears interest a the rate of 4.0% per annum and has a maturity date of July 31, 2019.

Item 5 Full Description of Material Change

5.1       Full Description of Material Change

A full description of the material changes are provided in Item 4 above and in the attached news release which was filed on SEDAR.

5.2       Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

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Item 8 Executive Officer

Steven McAuley

Chief Executive Officer

Telephone: (604) 789-2146

Item 9 Date of Report

May 9, 2019

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Exhibit 99.1

Empower Clinics Announces Closing of

Acquisition of Sun Valley Clinics

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES/

VANCOUVER, May 1, 2019 /CNW/ - EMPOWER CLINICS INC. (CSE: CBDT) (Frankfurt 8EC) ("Empower" or the "Company") is pleased to announce that, pursuant to the terms of a membership interest purchase agreement dated April 30, 2019, it has completed the acquisition of Sun Valley Certification Clinics Holdings LLC ("Sun Valley") from Andrea Klein and Dustin Klein (together, the "Vendors") and a minority shareholder, through its wholly-owned subsidiary, Empower Healthcare Assets Inc. ("Empower Health"), for cash and share consideration having an aggregate value of US$3,835,000 (CAD$5,160,376), effective as of April 30, 2019 (the "Transaction"). Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry.

In connection with the Transaction, Empower also acquired the 30% minority membership interests held by Green Global Properties Inc. ("Green Global"), a subsidiary of Aura Health Inc. (CSE: BUZZ), in three partially-owned subsidiaries of Sun Valley, operating clinics in Mesa and Phoenix, Arizona, and Las Vegas, Nevada, such that Empower now indirectly owns all of the membership interests in each of such subsidiaries (the "GG Acquisition").

Over the past five years, Dustin and Andrea have built one of the most reputable and organized clinic networks in Arizona, developing a patient list of more than 45,000 unique patients, and have performed over 61,000 certifications to date. Sun Valley supports its patients with a dynamic dedicated team consisting of 52 staff, including 30 physicians.

"The acquisition of the Sun Valley clinic group has fundamentally changed the direction and growth prospects for Empower," said Steven McAuley, Empower's Chairman & CEO. "We have repositioned Empower as a vertically integrated global health and wellness company, helping consumers access products and specialized medical care for serious qualifying conditions. Having Dustin and Andrea Klein join me in leadership to rapidly expand Empower's clinic and distribution network across the United States is a major step toward our ambitious objectives."

"This acquisition is a testament to the hard work and dedication our team has provided to our community for the past five years and I look forward to being a valuable resource to the Company and on the board of directors," said Dustin Klein, Sun Valley Co-founder.

Andrea Klein, Sun Valley Co-founder, stated, "I am delighted with our acquisition by Empower Clinics! It is the evolution of our dream, to positively affect the lives of patients across the country, and to become an adaptive and strategic organization that can harness the phenomenal and exciting growth of the cannabis industry. Steve's vision for Empower is inspiring, and I am eager to bring our team together with his vision and grow into a dominating national brand that leads the way in patient care, employee satisfaction, and potential shareholder profitability!"

The Transaction is expected to create one of the largest clinic groups in the medical cannabis sector in the United States, which, together with Empower's existing medical cannabis clinics, will expand Empower's multi-state operations, having a combined patient count of 165,000 patients, in Washington, Oregon, Illinois, Arizona, Nevada and California, and the potential to rapidly expand the clinic network via the Sun Valley franchise program.

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TRANSACTION HIGHLIGHTS

•	Improved Capital Markets Profile Empower is diversifying its business model to become a vertically integrated operator in the global cannabis sector with a focus on patient care, CBD product distribution, research & development and CBD product extraction. The Company believes this will appeal to a broader base of shareholders and investors and provide greater access to capital and improved trading liquidity.

•	Increased Patient Access With a rapidly expanding company-owned clinic network and significant expansion opportunity through the Sun Valley franchise model, Empower anticipates it will grow its total patient list substantially in the years ahead. This is expected to provide greater opportunity for treatment analysis using artificial intelligence (AI), validating the Company as a leader in understanding the efficacy of cannabis-related therapies.

•	Focus on CBD Product Sales Empower's patient base and customers are expected to benefit from access to high margin derivative products, including CBD lotion, tinctures, spectrum oils, capsules, lozenges, patches, e-drinks, topical lotions, gel caps, hemp extract drops and pet elixir hemp extract drops. Patients and customers will be able to access Empower's customer service, home delivery and e-commerce platform.

•	Market Leading Technology Empower utilizes a market-leading patient electronic management and POS system that is HIPAA compliant and provides deep insight to patient care. The Company supports remote patients using its tele-medicine portal, enabling patients who do not live near one of its clinic locations, or are disabled or unable to come to a location, to still benefit from a doctor consultation.

•	The Sun Valley Clinic Locations

4218 W Dunlap Ave, Phoenix, AZ 12801 W Bell Rd #145, Surprise, AZ 4015 E Bell Rd #130, Phoenix, AZ 2011 E University Dr, Mesa, AZ 7074 E Speedway Blvd, Tucson, AZ 2550 S Rainbow Blvd, Las Vegas, NV

In connection with the closing of the Transaction (the "Closing"), Empower: (i) paid the Vendors an aggregate cash payment of US$775,000 (CAD$1,042,840), of which US$150,000 (CAD$201,840) is being heldback by Empower, half of which is to be released six months from the date of Closing and the other half of which is to be release twelve months from the date of Closing and (ii) issued the Vendors an aggregate of 22,058,823 common shares in the capital of the Company (each a "Share") at a deemed price of US$0.136 (CAD$0.183) per Share, representing the average daily closing price of the Shares on the Canadian Securities Exchange for the 10-day trading period ended April 26, 2019. 14,705,882 of the Shares will be held in escrow by Odyssey Trust Company pursuant to an escrow agreement dated April 30, 2019, and will vest in quarterly installments over 36 months from the date of the Closing. The Company also paid US$12,318 (CAD$16,575) and issued 350,602 Shares to a minority shareholder of one of the Sun Valley subsidiaries in order to acquire her minority interest therein.

Each of the Vendors have also entered into employment agreements with an affiliate of the Company pursuant to which Dustin Klein will serve as the Vice President of Business Development, and Andrea Klein will serve as the Vice President of Operations. In these roles, they will continue to provide their extensive industry knowledge and expertise to Sun Valley and the Company. In addition, Dustin Klein has been appointed as a director of the Company, effective as of the Closing.

In consideration for the GG Acquisition, Empower Health issued Green Global a promissory note in the principal amount of US$125,000, which bears interest at the rate of 4.0% per annum and has a maturity date of July 31, 2019.

None of the Shares to be issued in connection with the Transaction will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons" (as such term is defined in Regulation S under the 1933 Act), absent registration or an applicable exemption from such registration requirements.

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ABOUT EMPOWER

Empower is a leading multi-state operator of a network of physician-staffed clinics focused on helping patients improve and protect their health through innovative physician recommended treatment options. It is expected that Empower's proprietary product line "Sollievo" will offer patients a variety of delivery methods of doctor recommended cannabidiol (CBD) based products in its clinics, online and at major retailers. With over 165,000 patients, an expanding clinic footprint, a focus on new technologies, including tele-medicine, and an expanded product development strategy, Empower is undertaking new growth initiatives to be positioned as a vertically integrated, diverse, market-leading service provider for complex patient requirements in 2019 and beyond.

ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain "forward-looking statements" or "forward-looking information" (collectively "forward looking statements") within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Forward-looking statements can frequently be identified by words such as "plans", "continues", "expects", "projects", "intends", "believes", "anticipates", "estimates", "may", "will", "potential", "proposed" and other similar words, or information that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to, statements regarding the direction and growth prospects of the Company, the expansion of the company's clinic and distribution network, the expected effect of the Vendors in their new roles with the Company, the effect on the lives of patients, the growth into a national brand, the effect of the Transaction, the diversification of the Company's business model, the potential appeal to shareholders, the growth of the Company's patient list and the effect thereof, the expected benefits for the company's patient base and customers, the release of the cash consideration, the release of Shares being held in escrow in connection with the Transaction and statements regarding the Company's proprietary product line "Sollievo". Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including that the Company may not be able to expand, that the Transaction may not have the expected results, and other factors beyond the Company's control. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

SOURCE Empower Clinics Inc.

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http://www.newswire.ca/en/releases/archive/May2019/01/c3033.html

%SEDAR: 00023317E

For further information: Investors: Steve Low, Boom Capital Markets, 647-620-5101; For French inquiries: Remy Scalabrini, Maricom Inc., E: rs@maricom.ca, T: (888) 585-6274; Investors: Steven McAuley, CEO, s.mcauley@empowerclinics.com, 604-789-2146

CO: Empower Clinics Inc.

CNW 15:22e 01-MAY-19

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